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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 14, 2002 and November 15, 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the the following press releases:

  •
  KPN to sell its Telephone Directory Business for EUR 500 million, dated November 14, 2002;

  •
  Guy Demuynck joins KPN Board of Management, dated November 15, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: 18 November 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

KPN to sell its Telephone Directory Business for EUR 500 million	Press release Date 14 November 2002 Number 073pe

        KPN today reached agreement for the sale of its wholly owned directory subsidiary TeleMedia Nederland B.V. ("TeleMedia") to a syndicate led by 3i Group plc ("3i") and Veronis Sulher Stevenson ("VSS") for EUR 500 million in cash.

        TeleMedia is one of the leading directory companies in the Netherlands. The Company's core product portfolio includes combined white pages and yellow pages-type directories in 50 regional printed editions, CD-Rom technology and online products. The Company has become the country's fastest growing provider of directories and related services and currently has a market share of approximately 41% of the Netherlands' directories market. In the year ended 31 December 2001, TeleMedia had pro forma net revenues of approximately EUR 139 million.

        As a result of this transaction, the parties have entered into contractual arrangements to ensure the continuation of the provision of the Universal Telephone Directory.

        The transaction is subject to consultation with the workers council and approval by the Dutch Competition Authority. Parties expect to complete the transaction in early 2003. KPN's net debt will be reduced by the cash proceeds of EUR 500 million. Apart from the purchase price, KPN will also retain a pre-completion dividend of approximately EUR 70 million.

        3i and VSS are experienced investors in the directories sector. VSS previously led the acquisition and subsequent disposal of Yellow Book in the USA and 3i was previously an investor in Thomson Directories in the UK. Together they recently acquired Sonera Information Communications in Finland, a directory asset in one of the most technically advanced directory markets in Europe.

About KPN

        KPN (www.kpn.com) is an international telecommunications company based in The Hague, Netherlands. Its core markets are the Benelux and Germany. KPN is market leader in the Netherlands in its core businesses: fixed network services, mobile communications and Data/IP services. In 2001 KPN reported revenues of approximately EUR 12.4 billion with an EBITDA of approximately EUR 3.6 billion (based on normalised figures).

About 3i

        3i (www.3i.com) brings capital, knowledge and connections to the creation and development of businesses around the world. It invests in a wide range of opportunities from start-ups to buy-outs and buy-ins, focusing on businesses with high growth potential and strong management. 3i has an international network in 16 countries across three continents including offices in Europe, the USA, Tokyo, Singapore and Hong Kong.

About Veronis Suhler Stevenson

        Veronis Suhler Stevenson (www.vss.com) is a leading independent merchant bank dedicated to the media, communications, and information industries, specialising in Mergers & Acquisitions, Private Equity, Research and Financial Advisory Services. The firm has acted as a financial advisor across the full spectrum of media industry segments including broadcasting, cable & entertainment, newspaper publishing, consumer magazines, business information services, consumer, professional & educational books, business-to-business communications, specialty media & marketing services and the internet. VS&A Communications Partner III is a USD 1 billion private equity fund affiliated with Veronis Suhler.

Guy Demuynck joins KPN Board of Management	Press release Date 15 November 2002 Number 077pe

        Mr G.J.M. Demuynck (51) will shortly become a member of the KPN Board of Management. He will be responsible for the Mobile division. Guy Demuynck joins KPN from Royal Philips Electronics N.V., where he has been CEO of the Consumer Electronics product group since 2000.

        Mr Demuynck is of Belgian nationality, is married, and has four children. He graduated with Master's degrees in Applied Economics from the University of Antwerp as well as Marketing & Distribution from the University of Ghent (both Magna Cum Laude).

        He has been with Philips since 1976 and has worked for the company in locations such as the United States (as Vice President of Marketing Audio), South Korea (CEO of Philips Electronics South Korea) and Hong Kong (General Manager of Business Group Audio). He was appointed as a member of the Group Management Committee in April 2000 and has since then been responsible from Amsterdam for the Division of Consumer Electronics.

        At KPN, Guy Demuynck will take over the position that KPN's CEO Ad Scheepbouwer held on a temporary basis following the departure of Paul Smits.

        Scheepbouwer: "I am extremely happy with the appointment of Guy Demuynck. KPN will benefit enormously from his wide international experience in marketing. He is excellently qualified to lead KPN's mobile activities through the coming turbulent period, when the further consolidation of Europe's mobile market will provide an enormous challenge."

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SIGNATURES
Press release
KPN to sell its Telephone Directory Business for EUR 500 million
Press release
Guy Demuynck joins KPN Board of Management